Mail Stop 3561

October 17, 2007

YuKwai Chong
President
Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Chu Zhu Road North
Shenzhen, 518019
Peoples Republic of China

>   **Re: Fuqi International, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 2, 2007**
>   **File No. 333-144290**

Dear Mr. Chong:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Executive Compensation, page 59

1. We note that the level and components of the compensation packages for your executive officers under the Employment Agreements were determined based upon comparisons with the compensation packages of certain public companies in the United States and Hong Kong and that Mr. Chong proposed the levels of compensation of your executive officers based upon this publicly available information. Please describe the components of the compensation

packages that were relevant to determining compensation packages for your executive officers and, in doing so, describe the companies you utilized and explain why the companies you evaluated were appropriate for such a comparison.

2. We note your indication that the key areas of corporate performance "taken into account in setting compensation policies and decisions are growth of sales, cost control, profitability, and innovation." Elaborate upon how these areas of corporate performance impact the compensation you propose to grant and which form of compensation, salary or stock-based compensation or both, is evaluated using these measures.

3. You indicate that you plan to review the compensation packages of your executive officers at least annually to determine whether you "adequately compensate [y]our executive officers relative to comparable officers in other companies with which [you] compete for executives." We further note that these companies "may or may not be public companies or companies located in the PRC or even, in all cases, companies in a similar business." Revise your disclosure to explain why you believe it would be appropriate to consider evaluating companies that fall into such criteria in ensuring that your officers are adequately compensated.

4. With respect to Equity Compensation, we note your indication that your Compensation Committee "will evaluate [y]our achievements for the fiscal year based on performance factors and results of operations such as revenues generated, cost of revenues, and net income." We note that you have not disclosed what those quantitative results of operations targets are expected to be nor is it clear when you will set these targets. If you know what these targets are expected to be for the current fiscal year, please disclose these targets and discuss how difficult or likely it will be for the executive or registrant to achieve the target levels or other factors. Further, please discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.

5. Also with respect to Equity Compensation, please also tell us why you have opted to grant the options with differing vesting dates.

6. It appears you mailed your definitive information statement prior to receiving clearance from the staff on the Form S-1. Please tell us what consideration you have given to updating your information statement in light of our comments on the executive compensation discussion in the Form S-1.

Draft Legality Opinion

7. Please ensure that you file a final, executed legality opinion prior to seeking effectiveness.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me, at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
      Fax: (310) 552-5001